UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 23)*

vTv Therapeutics Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities)

918385 105
(CUSIP Number)

Steven M. Cohen
Executive Vice President, Chief Administrative Officer and General Counsel
MacAndrews & Forbes Incorporated
35 East 62nd Street
New York, NY 10065
212-572-8600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New  York, NY 10019-6064
(212) 373-3000

June 25, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918385 105	SCHEDULE 13D	Page 2 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The ROP Revocable Trust dated 1/9/2018

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
47,448,618 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
47,448,618 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,448,618 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
81.5% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 19,064,472 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Issuer, (ii) 23,084,267 shares of Class A Common Stock issuable upon exchange of 23,084,267 shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer and corresponding nonvoting common units (“vTv Units”) of vTv Therapeutics LLC, (iii) 1,057,455 shares of Class A Common Stock issuable to MacAndrews & Forbes Group LLC (“M&F Group”) upon exercise of Common Stock Purchase Warrants held by M&F Group (the “Warrants”) and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to a commitment letter, dated March 18, 2019 (the “March Letter Agreement”), that are beneficially owned by the “Reporting Persons” (as defined below).  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.  The number of shares reported above includes 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.

(2)
The calculation assumes that there is a total of 58,220,882 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group pursuant to the March Letter Agreement, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 3 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
46,743,184 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
46,743,184 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
46,743,184 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 19,064,472 shares of Class A Common Stock, (ii) 22,378,833 shares of Class A Common Stock issuable upon exchange of 22,378,833 shares of Class B Common Stock and corresponding vTv Units, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the March Letter Agreement that are beneficially owned by the Reporting Persons.  The Reporting Person disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person's pecuniary interest therein.

(2)
The calculation assumes that there is a total of 58,220,882 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group pursuant to the March Letter Agreement, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 4 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,963,685 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,963,685 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,963,685 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 16,663,806 shares of Class A Common Stock, (ii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 4,242,424 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the March Letter Agreement.

(2)
The calculation assumes that there is a total of 58,220,882 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group pursuant to the March Letter Agreement, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 5 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MacAndrews & Forbes Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,963,685 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,963,685 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,963,685 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.7% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes (i) 16,663,806 shares of Class A Common Stock, (ii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 4,242,424 shares of Class A Common Stock issuable to M&F Group at the option of M&F Group pursuant to the March Letter Agreement.

(2)
The calculation assumes that there is a total of 58,220,882 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group pursuant to the March Letter Agreement, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 6 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MFV Holdings One LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,779,499 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,779,499 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,779,499 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
46.8% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above includes 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 52,921,003 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 7 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M&F TTP Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 52,921,003 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 8 of 11
CUSIP No.	918385 105
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M&F TTP Holdings Two LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
22,378,833 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
22,378,833 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
22,378,833 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.3% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The information set forth in Item 5 is incorporated by reference.  The number of shares reported above represents 22,378,833 shares of Class B Common Stock and corresponding vTv Units, which are exchangeable for 22,378,833 shares of Class A Common Stock.

(2)
The calculation assumes that there is a total of 52,921,003 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of June 25, 2019.

CUSIP No. 918385 105	SCHEDULE 13D	Page 9 of 11
This Amendment No. 23 (“Amendment No. 23”) amends and supplements the statement on Schedule 13D, dated August 14, 2015, as amended by Amendment No. 1 to the statement on Schedule 13D, dated August 28, 2015, as further amended by Amendment No. 2 to the statement on Schedule 13D, dated October 5, 2015, as further amended by Amendment No. 3 to the statement on Schedule 13D, dated April 6, 2016, as further amended by Amendment No. 4 to the statement on Schedule 13D, dated August 15, 2017, as further amended by Amendment No. 5 to the statement on Schedule 13D, dated December 7, 2017, as further amended by Amendment No. 6 to the statement on Schedule 13D, dated May 29, 2018, as further amended by Amendment No. 7 to the statement on Schedule 13D, dated June 20, 2018, as further amended by Amendment No. 8 to the statement on Schedule 13D, dated July 10, 2018, as further amended by Amendment No. 9 to the statement on Schedule 13D, dated August 1, 2018, as further amended by Amendment No. 10 to the statement on Schedule 13D, dated August 14, 2018, as further amended by Amendment No. 11 to the statement on Schedule 13D, dated September 10, 2018, as further amended by Amendment No. 12 to the statement on Schedule 13D, dated October 1, 2018, as further amended by Amendment No. 13 to the statement on Schedule 13D, dated November 6, 2018, as further amended by Amendment No. 14 to the statement on Schedule 13D, dated November 29, 2018, as further amended by Amendment No. 15 to the statement on Schedule 13D, dated December 12, 2018, as further amended by Amendment No. 16 to the statement on Schedule 13D, dated December 27, 2018, as further amended by Amendment No. 17 to the statement on Schedule 13D, dated January 18, 2019, as further amended by Amendment No. 18 to the statement on Schedule 13D, dated January 30, 2019, as further amended by Amendment No. 19 to the statement on Schedule 13D, dated February 15, 2019, as further amended by Amendment No. 20 to the statement on Schedule 13D, dated February 28, 2019, as further amended by Amendment No. 21 to the statement on Schedule 13D, dated March 19, 2019, and as further amended by Amendment No. 22 to the statement on Schedule 13D, dated May 16, 2019 (as so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by The ROP Revocable Trust dated 1/9/2018, a New York trust (the “ROP Revocable Trust”), MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), MacAndrews & Forbes LLC, a Delaware limited liability company (“M&F LLC”), MacAndrews & Forbes Group LLC, a Delaware limited liability company (“M&F Group”), MFV Holdings One LLC, a Delaware limited liability company (“MFV”), M&F TTP Holdings LLC, a Delaware limited liability company (“M&F TTP”), and M&F TTP Holdings Two LLC, a Delaware limited liability company (“M&F TTP Two”) (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of vTv Therapeutics Inc., a Delaware corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the information below.

On June 25, 2019, M&F Group purchased 1,212,121 shares of Class A Common Stock from the Issuer pursuant to the terms of the previously disclosed letter agreement, dated as of March 18, 2019, between M&F Group and the Issuer.  The funds used for the purchase of 1,212,121 shares of the Class A Common Stock were derived from general working capital.  A total of $2,000,000 in cash was paid to acquire such shares.

Item 5.	Interest in Securities of the Issuer

The information contained in the first four paragraphs of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The ROP Revocable Trust directly or indirectly controls MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  Including (i) the 23,084,267 shares of Class B Common Stock (which are exchangeable, together with a corresponding vTv Unit, for shares of Class A Common Stock on a one-to-one basis) outstanding, (ii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iii) 4,242,424 shares of Class A Common Stock issuable to M&F Group pursuant to the March Letter Agreement:

•	47,448,618 shares of Class A Common Stock are beneficially owned by Mr. Perelman and the ROP Revocable Trust;
•	46,743,184 shares of Class A Common Stock are beneficially owned by MacAndrews & Forbes;
•	24,779,499 shares of Class A Common Stock are beneficially owned by MFV;
•	22,378,833 shares of Class A Common Stock are beneficially owned by M&F TTP and M&F TTP Two; and
•	21,963,685 shares of Class A Common Stock are beneficially owned by M&F LLC and M&F Group.

Each of the Reporting Persons disclaim any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of such Reporting Person’s pecuniary interest therein.

CUSIP No. 918385 105	SCHEDULE 13D	Page 10 of 11
Ronald O. Perelman, the sole trustee and sole beneficiary of the ROP Revocable Trust and the Director, Chairman and Chief Executive Officer of MacAndrews & Forbes, may be deemed to beneficially own all the shares of Class A Common Stock and Class B Common Stock beneficially owned by the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC, M&F Group, MFV, M&F TTP and M&F TTP Two.  The number of shares reported as beneficially owned by the ROP Revocable Trust includes 49,713 shares of Class B Common Stock and corresponding vTv Units that may be deemed to be directly beneficially owned by the Ronald O. Perelman Trust.  Mr. Perelman disclaims any beneficial ownership of the shares of Class A Common Stock and Class B Common Stock, except to the extent of their pecuniary interest therein.

The total Class A Common Stock beneficial ownership of (i) Mr. Perelman and the ROP Revocable Trust represents approximately 81.5% of the Class A Common Stock, (ii) MacAndrews & Forbes represents approximately 80.3% of the Class A Common Stock, (iii) MFV represents approximately 46.8% of the Class A Common Stock, (iv) M&F TTP and M&F TTP Two represents approximately 42.3% of the Class A Common Stock and (v) M&F LLC and M&F Group represents approximately 37.7% of the Class A Common Stock (assuming, in the case of MFV, M&F TTP and M&F TTP Two, that there is a total of 52,921,003 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding and (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, in each case, as of June 25, 2019, and, in the case of the beneficial ownership of Mr. Perelman, the ROP Revocable Trust, MacAndrews & Forbes, M&F LLC and M&F Group, that there is a total of 58,220,882 shares of Class A Common Stock outstanding, which is the sum of (i) 29,826,782 shares of Class A Common Stock outstanding, (ii) 23,094,221 shares of Class A Common Stock that are issuable in exchange for the 23,094,221 shares of Class B Common Stock and corresponding vTv Units outstanding, (iii) 1,057,455 shares of Class A Common Stock issuable to M&F Group upon exercise of the Warrants and (iv) 4,242,424 shares of Class A Common Stock issuable to M&F Group pursuant to the March Letter Agreement, in each case, as of June 25, 2019.

The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Class A Common Stock are incorporated herein by reference.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 22 to this Schedule 13D.

CUSIP No. 918385 105	SCHEDULE 13D	Page 11 of 11
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2019

The ROP Revocable Trust dated 1/9/2018

By:	/s/ Ronald O. Perelman
Name:	Ronald O. Perelman
Title:	Trustee

MacAndrews & Forbes Incorporated

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Deputy General Counsel and Secretary

MacAndrews & Forbes LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MacAndrews & Forbes Group LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

MFV Holdings One LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

M&F TTP Holdings LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary

M&F TTP Holdings Two LLC

By:	/s/ Shiri Ben-Yishai
	Name:	Shiri Ben-Yishai
	Title:	Senior Vice President and Secretary